Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 8, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 8, 2004, China Life Insurance Company Limited published its interim report as required by Hong Kong Stock Exchange for the six months ended June 30, 2004, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Hong Kong interim report for the six months ended June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

	Name:	Miao Fuchun
Date: September 8, 2004	Title:	Director and Vice President

EXHIBIT 99.1

Company Name	Registered Office
China Life Tower
China Life Insurance Company Limited	16 Chaowai Avenue,
Chaoyang District
Directors	Beijing 100020, China
Executive Directors	Tel: 86(10) 8565 9999
Wang Xianzhang	Fax: 86(10) 8525 2232
Miao Fuchun	Website: www.e-chinalife.com

Non-executive Directors	Place of Business in Hong Kong
Wu Yan	18th Floor, C.L.I. Building
Shi Guoqing	313 Hennessy Road, Wanchai
Hong Kong
Independent Non-executive Directors	Tel: (852) 2881 1226/2545 8111
Long Yongtu	Fax: (852) 2577 2293/2544 4395
Chau Tak Hay
Sun Shuyi	Auditors
Cai Rang	PricewaterhouseCoopers
Fan Yingjun
Legal Advisers
Supervisors	King & Wood
Liu Yingqi	Allen & Overy
Wu Weimin	Debevoise & Plimpton LLP
Zhou Xinping
Ren Hongbin	H Share Registrar and Transfer Office
Tian Hui	Computershare Hong Kong Investor Services Limited
Room 1901-5, 19th Floor, Hopewell Centre
Joint Company Secretaries	183 Queen’s Road East, Hong Kong
Zheng Yong
Heng Kwoo Seng	Depositary
JPMorgan Chase Bank
Authorised Representatives	4 New York Plaza, New York
Miao Fuchun	New York 10004
Zheng Yong

Financial Summary

	Six months ended 30 June
RMB million (except earnings per share)	(Unaudited) 2004	(Unaudited) 2003
		(Pro forma)
Total revenues	38,945	29,322
Net profit	2,812	3,128
Basic and diluted earnings per share (RMB)	0.11	0.16
Investment assets	344,293	212,772
Total shareholders’ equity	63,356	36,182

Unless otherwise stated, the financial information of the Company set forth below for the six months ended 30 June 2003 is prepared on a pro forma basis giving effect to the restructuring of the Company as if it had occured at the start of the six-month period ended 30 June 2003, for purposes of pro forma profit and loss data, and on 30 June 2003, for purposes of the pro forma consolidated balance sheet data. The relevant pro forma financial data is set out in Appendix II of the Prospectus of the Company for the Global Offering dated 8 December 2003. Unless otherwise stated, all the financial data of the Company set out in this interim report is prepared in accordance with HK GAAP.

This is the first interim report of the Company after its listing.

During the first half of 2004, the Company recorded sustained growth in written premiums and its market share continued to increase with significant improvement in its business structure. Its financial position was strong and its distribution channels continued to strengthen. Meanwhile, the Company further improved its corporate governance structure and strengthened its internal and risk controls in accordance with the applicable legal requirements and needs of modern enterprise system.

Operation Overview

Sustained growth in written premiums and policy fees

For the six months ended 30 June 2004, the Company’s gross written premiums and policy fees amounted to RMB34,668 million, representing an increase of 36.5% over the corresponding period of the previous year. Individual life insurance business increased by 41.2% over the corresponding period of the previous year while group life insurance business increased by 21.0%. Moreover, notwithstanding intense market competition, accident and health insurance business achieved a growth rate of 17.1% over the corresponding period of the previous year.

Increase in market share

The Company has maintained its leading position in the life insurance industry in China with market share exceeding 50% as at 30 June 2004, which was more than its market share of 45% as at 31 December 2003 (the market share of the Company referred to above was computed based on the gross written premiums of the life insurance industry in China as disclosed on the official website of the China Insurance Regulatory Commission (“CIRC”) and the gross written premiums of the Company prepared in accordance with PRC GAAP). The market share of the Company’s Beijing and Shanghai branches, which has been a concern of investors, also posted further growth. According to the recent notice issued by the CIRC, relevant data including the written premiums prepared in accordance with PRC GAAP and market share of insurance companies in China will be posted on its website (www.circ.gov.cn) on a monthly basis.

Significant improvement in business structure

For the six months ended 30 June 2004, the Company’s gross written premiums were RMB31,390 million, representing an increase of 43% over the corresponding period of the previous year. The amount of first-year gross written premiums, which included first-year gross written premiums of long-term health insurance, was RMB12,565 million, representing an increase of 107.1% over the corresponding period of the pervious year. The total amount of first-year regular gross written premiums, which included first-year regular gross written premiums of long-term health insurance, was RMB10,765 million, representing an increase of 173% over the corresponding period of the previous year. The amount of first-year regular gross written premiums represents 86% of the total amount of first-year gross written premiums.

The newly launched Hongxin endowment insurance added momentum to the increase in written premiums. For the six months ended 30 June 2004, the product had the largest amount of premiums from new policies among the risk-type products, accounting for 44.6% of the Company’s premiums from new policies.

Sound financial status

For the six months ended 30 June 2004, the Company had total revenue of RMB38,945 million, of which RMB5,018 million represented net investment income. For the six months ended 30 June 2004, the Company’s benefits, claims and expenses totaled RMB35,158 million, of which RMB24,717 million was insurance benefits and claims and RMB7,069 million was operating expenses (including amortisation of deferred policy acquisition costs, underwriting and policy acquisition costs and administrative expenses). The net profit of the Company for the six months ended 30 June 2004 was RMB2,812 million. As at 30 June 2004, the Company had total assets of RMB396,555 million, representing an increase of 20.6% or RMB67,835 million compared with that at the beginning of 2004.

Strengthened distribution channels

As at 30 June 2004, the Company had 668,000 exclusive agents. Its direct sales team comprised over 12,000 direct sales representatives who were full-time employees and it had over 91,000 intermediaries and distribution networks (including non-dedicated agencies such as commercial banks, post offices and savings cooperatives). In order to strengthen sales of individual life insurance, the Company formulated and implemented the “Jin Ding Project”, which included special promotions to improve sales performance, analysis of the systems for the collection of renewal premiums and establishment of a standardised marketing department. The Company believes that this will fuel innovations in selling methods and in the management of exclusive agents and enhance the professional standard and market competitiveness of the sales team. To support the Company’s overall development strategy in large to medium size cities and to improve the quality of senior management in those cities, the Chartered Insurance Agency Management (CIAM) qualification certification program of the Life Insurance Marketing Research Association (LIMRA) was introduced and the training system for new agents was expanded. The Company also cooperated with international training institutions such as the Life Office Management Association (LOMA) and LIMRA, as well as colleges and universities in China, to provide training to exclusive agents to assist them in gaining professional status in the field.

Business Review

The development strategy of “sustained growth and prudent operations” taking shape

The year of 2004 marked the Company’s first year as a listed company subsequent to the restructuring, and the Company paid significant attention to this year’s business development. Following extensive study and discussion by the Company’s General Management, the Company adopted a development strategy of “sustained growth and prudent operations; to improve profitability and to generate attractive return for investors”. The Company also continued the process of re-positioning its business to increase the sales of risk-type products and regular premium products. In the first half of 2004, the Company continued to maintain rapid growth in its business.

Accelerating the pace of business re-positioning

The Company’s ultimate goal in operation and management is to maximize enterprise effectiveness in order to provide shareholders with a stable return in the long run. To accomplish this goal, the Company has continued the process of re-positioning its business structure and encouraging the development of risk-type products and regular premium business this year, premised on the basis of the maintenance of steady growth in the amount of written premiums of the Company. With the necessary emphasis given on business planning, budgeting and assessment, the corresponding support for product development and the business development efforts of its branches, a relatively high growth rate in written premiums and regular premium business was maintained.

The following table sets forth selected financial data of the Company for the six months ended 30 June 2004 and selected financial data of the Company for the six months ended 30 June 2003 for the policies transferred from China Life Insurance (Group) Company to the Company in the restructuring:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Individual life insurance:
Gross written premiums	25,684	16,992
First-year gross written premiums	12,237	5,903
Single gross written premiums	1,657	1,975
First-year regular gross written premiums	10,580	3,928
Deposits	46,635	53,271
First-year deposits	39,857	48,502
Single deposits	38,588	45,532
First-year regular deposits	1,269	2,970
Group life insurance:
Gross written premiums	131	186
First-year gross written premiums	122	163
Single gross written premiums	120	148
First-year regular gross written premiums	2	15
Deposits	14,012	5,146
First-year deposits	14,007	5,146
Single deposits	13,998	5,128
First-year regular deposits	9	18
Accident and health insurance:
Gross written premiums	5,575	4,766
Deposits	242	—
Total gross written premiums	31,390	21,944
Total deposits	60,889	58,417

Improving operations and management and strengthening risk control

Following the restructuring and listing, the systems and governance structure of the Company were changed fundamentally and the Company has set new standards relating to its operation and management systems. The Company took this opportunity to reform its human resources management system step by step and stage by stage after meticulous preparation and based on the guiding ideology of “developing new systems, motivating team members, making progress steadily and striving for concrete results”. Through such reforms, the organizational structure of the Company was unified and the management structure was improved. With the introduction of a competitive recruitment system, staff members were further motivated and operating efficiency was enhanced, which the Company believes will actively foster its future development.

In the first half of 2004, the following measures were adopted by the Company to further improve its operations and management:

•	continued improvement and implementation of comprehensive budget management, which included adjusting the targets at which assessments would be conducted, thereby strengthening cost management and assessment;

•	strengthening of the internal control system, formulating and improving the “Internal Control Manual”, “Internal Management System for Financial Reporting”, “Staff Code of Conduct” and “Internal Control Manual for Prevention of Malpractices” in order to establish a sound internal control system that is appropriate for a modern enterprise;

•	strengthening of risk control and prevention with the risk management gradually being directed towards a combination of qualitative and quantitative analysis;

•	establishment of an internal audit system facilitating vertical leadership and centralized management of business in order to give full effect to the role of auditing in strengthening management;

•	reinforcement of centralized management of data, realizing the centralization of provincial data, making of steady progress in re-engineering of operational processes, improvement of information systems and the carrying out of fundamental tasks such as streamlining data compilation;

•	establishment of a risk warning system for exclusive agents, strengthening the “risk warning system” and “exclusive agents’ credit rating system” for the risk control of exclusive agents, formulation of the “Risk Warning Management System” tailored for exclusive agents and the “System Operation Management Procedures” tailored for management personnel of exclusive agents, and the completion of the development of software for the warning system and the drafting of the “Credit Quality Administrative Measures”; and

•	strengthening of the profit testing of products, the conduct of actuarial analysis of existing products, tightening of the new products’ examination, suspension of sale of products with little economic benefits, and strengthening of efforts in the research and analysis of actuarial assumptions, such as mortality, morbidity and surrender rates, to make such assumptions more accurate and detailed.

Further enhancing corporate governance structure

At the first annual general meeting of the Company convened in Hong Kong on 18 June 2004, Messrs. Sun Shuyi, Cai Rang and Fan Yingjun were appointed additional independent non-executive directors and Messrs. Ren Hongbin and Tian Hui were appointed additional external members of the Supervisory Committee. In addition, special resolutions relating to “the amendments of the Articles of Association of the Company” and the “granting of a general mandate for the Board of Directors to issue and allot new shares” were approved. On 26 August 2004, the Company convened the first extraordinary general meeting for the year 2004, at which Mr. Shi Guoqing was appointed additional non-executive director. Currently, the Board of Directors of the Company comprises nine members, of which two are executive directors, two are non-executive directors and five are independent non-executive directors. Over half of the members of the Board of Directors of the Company are independent non-executive directors. At the 12th meeting of the first session of the Board of Directors convened by the Company on 27 August 2004, the composition of the four special committees of the Board of Directors was revised. Mr. Sun Shuyi, an independent non-executive director who possesses the qualifications and experience in finance, will act as the chairman of the Audit Committee; the Risk Management Committee will be chaired by Mr. Fan Yingjun; the Management Training and Remuneration Committee will be chaired by Mr. Cai Rang; the Strategic Committee will be chaired by Mr. Wang Xianzhang. Save for the Strategic Committee of which Mr. Wang Xianzhang, Chairman of the Board of Directors, is the chairman, the chairmen of the remaining three committees are all independent non-executive directors. Moreover, the Company has adopted regulatory documents such as the “Rules of Proceedings of the Board of Directors of China Life Insurance Company Limited”, “Rules of Proceedings of the Supervisory Committee of China Life Insurance Company Limited”, “Regulations on Management of Information Disclosures of China Life Insurance Company Limited” and “Code of Ethics for Senior Management of China Life Insurance Company Limited”, and the “Rules of Proceedings of the Audit Committee of China Life Insurance Company Limited”, which has been amended in accordance with the recent changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to governance structure.

Mr. Daniel Joseph Kunesh, an experienced us actuary, was appointed Chief Actuary of the Company. The Company believes this appointment will have a positive impact on raising the standards of the Company’s operation and management to international levels.

In addition, the Company’s proposed reform on the remuneration of senior management had been examined by the Management Training and Remuneration Committee and approved by the Board of Directors on 27 August 2004 for implementation with retrospective effect from 1 January 2004.

Future Prospects

The Company will continue to take steps to expand and re-position its business, further strengthen risk controls and increase investment income, consolidate its leading position in the life insurance market in China and make effort to accomplish its operational objectives for 2004. The Company will also augment information disclosure, planning to disclose its embedded value in its 2004 annual report.

Wang Xianzhang
Chairman
Beijing, China
27 August 2004

Unless otherwise stated, the financial information of the Company set forth below for the six months ended 30 June 2003 is prepared on a pro forma basis giving effect to the restructuring of the Company as if it had occured at the start of the six-month period ended 30 June 2003, for purposes of pro forma profit and loss data, and on 30 June 2003, for purposes of the pro forma consolidated balance sheet data. The relevant pro forma financial data is set out in Appendix II of the Prospectus of the Company for the Global Offering dated 8 December 2003. Unless otherwise stated, all the financial data of the Company set out in this interim report is prepared in accordance with HK GAAP.

Overview

The Company’s total revenue for the six months ended 30 June 2004 was RMB38,945 million (the corresponding period of 2003: RMB29,322 million), representing an increase of 32.8% over the corresponding period of the previous year. The net profit for this financial period was RMB2,812 million (the corresponding period of 2003: RMB3,128 million), representing a decrease of 10.1% from the corresponding period of the previous year. The increase in total revenue of the Company was mainly attributable to the increase in gross written premiums, including a relatively large increase in turnover from its individual life insurance business. However, due to significant unrealised investment losses, the Company’s net profit for the first half of 2004 was reduced.

For the six months ended 30 June 2004, the Company’s basic and diluted earnings per share was RMB0.11.

Pursuant to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that save as disclosed in this interim report, the current corporate information relating to the matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the 2003 annual report of the Company.

Comparison between the six months ended 30 June 2004 and the six months ended 30 June 2003 (pro forma)

Total revenue

The Company’s net premiums earned and policy fees for the six months ended 30 June 2004 were RMB33,937 million (the corresponding period of 2003: RMB24,730 million), representing an increase of 37.2% over the corresponding period of the previous year. The increase was mainly attributable to a considerable increase in the individual life insurance business and growth in the group life insurance business, which grew by 41.2% and 21.0% respectively over the corresponding period of the previous year.

The net investment income for the six months ended 30 June 2004 was RMB5,018 million (the corresponding period of 2003: RMB3,038 million), representing an increase of 65.2% over the corresponding period of the previous year. The increase was mainly attributable to the increase in the total amount of investment assets.

For the six months ended 30 June 2004, net realized losses on investments were RMB63 million (net realized gains on investments for the corresponding period of 2003: RMB420 million), and net unrealized gains/losses on trading securities decreased from net gains of RMB170 million in the corresponding period of the previous year to net losses of RMB723 million in this financial period. This result was mainly due to market volatility and considerable fluctuations in securities investment funds in the first half of 2004. Moreover, investments in government bonds were also impacted by market conditions. This factor may have an adverse impact on the Company’s operational results for the year 2004.

Benefits, claims and expenses

The Company’s total benefits, claims and expenses for the six months ended 30 June 2004 were RMB35,158 million (the corresponding period of 2003: RMB24,763 million), representing an increase of 42.0% over the corresponding period of the previous year. The increase was mainly attributable to an increase in insurance benefits and claims commensurate with an overall increase in turnover of the Company. The increase in insurance benefits and claims was 48.5%.

Income tax

Income tax was RMB955 million in the first half of 2004 (the corresponding period of 2003: RMB1,414 million). The Company’s effective tax rate decreased from 31% in the first half of 2003 to 25% in the first half of 2004, primarily due to an increase in non-taxable interest income from government bonds and dividends from investment funds in the first half of 2004.

Net profit

The net profit of the Company for the six months ended 30 June 2004 amounted to RMB2,812 million (the corresponding period of 2003: RMB3,128 million), representing a decrease of 10.1% from the corresponding period of the previous year primarily due to the significant unrealised investment losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from the sales of investment assets, investment income and financing. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawal by contract holders and policyholders as well as the risks of default by debtors, the fluctuations of interest rates and other market volatility. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from the Company’s portfolio of cash and investment assets. As of 30 June 2004, the amount of cash and cash equivalents was RMB22,880 million (31 December 2003: RMB42,616 million). In addition, almost all of the Company’s term deposits with banks can be withdrawn, subject to payment of penalty interest. As of 30 June 2004, the amount of term deposits of the Company was RMB196,154 million (31 December 2003: RMB137,192 million).

The Company’s portfolio of investment securities also provides the Company with a source of liquidity to meet unexpected cash outflows. As at 30 June 2004, investments in non-trading fixed maturity securities had a fair value of RMB77,819 million (31 December 2003: RMB70,604 million). As at 30 June 2004, investments in equity securities, primarily through securities investment funds, had a fair value of RMB13,100 million (31 December 2003: RMB10,718 million).

Liquidity Uses

The Company’s principal cash outflows primarily relate to the liabilities associated with its various life insurance, annuity, accident and health insurance products, dividend and interest payments on its insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to its shareholders. Liabilities arising from insurance activities primarily relate to benefit payments under insurance products, as well as payments for policy surrenders, withdrawal and loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Recent Development

Update on Litigation in the US

As of 27 August 2004, nine complaints had been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws by the Company and certain of its officers and directors in connection with an alleged failure to disclose that the National Audit Office of China was conducting an audit of the predecessor of the Company’s holding company, China Life Insurance Company, and to disclose the matters addressed in the resulting audit report. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorney’s fees. Those complaints have been consolidated by the court. The Company has engaged U.S. counsel to contest these actions vigorously on behalf of the Company. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF

CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

Introduction

We have been instructed by the company to review the interim financial report set out on pages 10 to 29.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statements of Standard Accounting Practice 25 “Interim financial reporting” issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statements of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 August 2004

		Unaudited Six months ended 30 June 2004	Six months ended 30 June 2003
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees		34,668	36,091
Less: premiums ceded to reinsurers		(584)	(690)

Net written premiums and policy fees		34,084	35,401
Net change in unearned premium reserves		(147)	17

Net premiums earned and policy fees		33,937	35,418

Net investment income	4.1	5,018	5,070
Net realised gain/(loss) on investments	4.1	(63)	691
Net unrealised gain/(loss) on trading securities	4.1	(723)	280
Other income		776	122

Total revenues		38,945	41,581

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(2,740)	(4,580)
Accident and health claims and claim adjustment expenses		(2,732)	(2,455)
Increase in future life policyholder benefits		(19,245)	(23,192)
Interest credited to policyholder contract deposits		(2,084)	(4,109)
Policyholder dividends and participation in profits		(1,157)	(862)
Amortisation of deferred policy acquisition costs		(2,893)	(2,648)
Underwriting and policy acquisition costs		(758)	(708)
Administrative expenses		(3,418)	(3,005)
Other operating expenses		(84)	(704)
Interest expense on bank borrowings		—	(5)
Statutory insurance levy		(47)	(38)

Total benefits, claims and expenses		(35,158)	(42,306)

Profit/(loss) before income tax expenses and minority interests	7	3,787	(725)
Income tax expenses	8	(955)	(8)

Profit/(loss) before minority interests		2,832	(733)
Minority interests		(20)	19

Net profit/(loss)		2,812	(714)

Dividends		RMB -	RMB -

Basic and diluted earnings/(loss) per share	9	RMB0.11	RMB(0.04)

		Unaudited 30 June 2004	31 December 2003

	Note	RMB million	RMB million
ASSETS
Investments
Fixed maturity securities		95,529	70,604
Held-to-maturity securities, at amortised cost	4.3	17,710	—
Non-trading securities, at estimated fair value	4.2, 4.3	77,819	70,604
Equity securities		13,100	10,718
Non-trading securities, at estimated fair value	4.2	8,074	5,550
Trading securities, at estimated fair value		5,026	5,168
Term deposits	4.4	196,154	137,192
Statutory deposits - restricted		4,000	4,000
Policy loans		230	116
Securities purchased under agreements to resell		12,400	14,002
Cash and cash equivalents		22,880	42,616

		344,293	279,248

Other assets
Accrued investment income		4,211	2,875
Premiums receivables		3,701	2,801
Reinsurance assets		934	997
Deferred policy acquisition costs		29,790	24,868
Property, plant and equipment, net		11,811	12,008
Other		1,815	5,923

		52,262	49,472

Total assets		396,555	328,720

LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits		102,161	82,718
Policyholder contract deposits and other funds		206,776	154,731
Unearned premium reserves		5,374	5,382
Reserves for claims and claim adjustment expenses		494	814
Annuity and other insurance balances payable		1,703	638
Premiums received in advance		1,369	2,407
Policyholder dividends payable		2,238	1,916
Securities sold under agreements to repurchase		1,954	6,448
Other liabilities		6,802	6,891
Deferred tax liabilities		3,607	3,686
Statutory insurance fund		381	333

Total liabilities		332,859	265,964

Contingencies and commitments	12,13
Minority interests		340	320

Shareholders’ equity
Share capital	11	26,765	26,765
Reserves		32,159	34,051
Retained Earnings		4,432	1,620

Total shareholders’ equity		63,356	62,436

Total liabilities and equity		396,555	328,720

	Unaudited
		Share capital	Retained earnings/ (Accumulated Loss)	Reserves	Total

	Note	RMB million	RMB million	RMB million	RMB million
As of 1 January 2004		26,765	1,620	34,051	62,436
Net profit		—	2,812	—	2,812
Unrealised loss, net of tax		—	—	(1,892)	(1,892)

As of 30 June 2004		26,765	4,432	32,159	63,356

As of 1 January 2003		—	(176,893)	1,430	(175,463)
Net loss		—	(714)	—	(714)
Unrealised loss, net of tax		—	—	(176)	(176)

As of 30 June 2003		—	(177,607)	1,254	(176,353)

	Unaudited Six months ended 30 June 2004	Six months ended 30 June 2003

	RMB million	RMB million
Net cash inflow from operating activities	16,629	19,572
Net cash flow from (used in) investing activities	(89,528)	(65,060)
Net cash inflow from financing activities	53,163	54,551
Net increase/(decrease) in cash and cash equivalents	(19,736)	9,063

Cash and cash equivalents
Beginning of period at 1 January	42,616	14,529

End of period at 30 June	22,880	23,592

Supplemental cash flow information
Income tax paid	132	8
Interest paid	—	5

1	Organization and principal activities

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, and prior to 30 September 2003, CLIC and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

Pursuant to the Restructuring, CLIC transferred to the Company (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after 10 June 1999, having policy terms approved by or filed with the China Insurance Regulatory Commission (the “CIRC”) on or after 10 June 1999 and either (i) recorded as a long-term insurance policy as of 30 June 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after 10 June 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above. These policies are referred to as the “transferred policies”. All other insurance policies were retained by CLIC. These policies are referred to as the “non-transferred policies”. The Company issued 20,000 million Domestic Shares in exchange for various liabilities related to the life insurance business of the transferred policies and certain assets (collectively the “Transferred Business”). CLIC retained (i) various liabilities related to the life insurance business of non-transferred policies and certain assets, (ii) equity interests in all subsidiaries and associated companies, (iii) all non-core businesses, and (iv) the ownership of certain assets and liabilities including certain office buildings, bank balances, investments in fixed maturity securities and equity securities, borrowings, claims, contingent and tax liabilities (collectively the “Non-transferred Business”). On 30 September 2003, CLIC and the Company signed a binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

2	Basis of preparation and accounting policies

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statements of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting” issued by the Hong Kong Society of Accountants.

These condensed accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2003.

3	Segment information

(a)	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of life insurance contracts to individuals and comprises participation life insurance business and traditional life insurance business. Participation life insurance business relates primarily to the sale of participating products, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy. Traditional life insurance business relates primarily to the sale of non-participating products and annuities policies, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of life insurance contracts to group entities and comprises participation life insurance business and traditional life insurance business described as above.

(iii)	Accident and health insurance business

The accident and health insurance business relates primarily to the sale of accident and health insurance and accident products.

(iv)	Corporate and other

Corporate and other business relates primarily to providing policy administration services to CLIC relating to the non-transferred policies.

(b)	Basis of allocating net investment income and administrative and other operating expenses

Net investment income is allocated among segments in proportion to the respective segments’ average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the expense loadings of products in the respective segments.

	For the six months ended 30 June 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	28,762	323	5,583	—	34,668

Gross written premiums	25,684	131	5,575	—
- Term	73	2	—	—
- Whole	8,950	129	—	—
- Endowment	14,806	—	—	—
- Annuity	1,855	—	—	—
Policy fees	3,078	192	8	—
Net premiums earned and policy fees	28,762	323	4,852	—	33,937
Net investment income	4,455	472	91	—	5,018
Net realised loss on investments	(56)	(6)	(1)	—	(63)
Net unrealised loss on trading securities	(642)	(68)	(13)	—	(723)
Other income	—	—	—	776	776

Segment revenue	32,519	721	4,929	776	38,945

	For the six months ended 30 June 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(2,527)	(198)	(15)	—	(2,740)
Accident and health claims and claim adjustment expenses	—	—	(2,732)	—	(2,732)
Increase in future life policyholder benefits	(18,903)	(94)	(248)	—	(19,245)
Interest credited to policyholder contract deposits	(1,725)	(356)	(3)	—	(2,084)
Policyholder dividends and participation in profits	(1,136)	(21)	—	—	(1,157)
Amortization of deferred policy acquisition costs	(2,773)	(59)	(61)	—	(2,893)
Underwriting and policy acquisition costs	(522)	(27)	(209)	—	(758)
Administrative expenses	(1,805)	(163)	(744)	(706)	(3,418)
Other operating expenses	(27)	(2)	(11)	(44)	(84)
Interest expense on bank borrowings	—	—	—	—	—
Statutory insurance levy	—	—	(47)	—	(47)

Segment benefits, claims and expenses	(29,418)	(920)	(4,070)	(750)	(35,158)

Segment results	3,101	(199)	859	26	3,787

Income tax expenses	—	—	—	(955)	(955)
Minority interests	—	—	—	(20)	(20)

Net profit/(loss)	3,101	(199)	859	(949)	2,812

	For the six months ended 30 June 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	30,956	369	4,766	—	36,091

Gross written premiums	27,315	191	4,766	—
- Term	195	—	—	—
- Whole	14,426	191	—	—
- Endowment	7,841	—	—	—
- Annuity	4,853	—	—	—
Policy fees	3,641	178	—	—
Net premiums earned and policy fees	30,956	369	4,093	—	35,418
Net investment income	4,377	631	62	—	5,070
Net realised gain on investments	597	86	8	—	691
Net unrealised gain on trading securities	242	35	3	—	280
Other income	—	—	—	122	122

Segment revenue	36,172	1,121	4,166	122	41,581

	For the six months ended 30 June 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(3,925)	(655)	—	—	(4,580)
Accident and health claims and claim adjustment expenses	—	—	(2,455)	—	(2,455)
Increase in future life policyholder benefits	(23,266)	74	—	—	(23,192)
Interest credited to policyholder contract deposits	(2,738)	(1,371)	—	—	(4,109)
Policyholder dividends and participation in profits	(838)	(24)	—	—	(862)
Amortization of deferred policy acquisition costs	(2,551)	(42)	(55)	—	(2,648)
Underwriting and policy acquisition costs	(528)	(2)	(178)	—	(708)
Administrative expenses	(2,624)	(100)	(281)	—	(3,005)
Other operating expenses	(201)	(8)	(19)	(476)	(704)
Interest expenses on bank borrowings	—	—	—	(5)	(5)
Statutory insurance levy	—	—	(38)	—	(38)

Segment benefits, claims and expenses	(36,671)	(2,128)	(3,026)	(481)	(42,306)

Segment results	(499)	(1,007)	1,140	(359)	(725)

Income tax expenses	—	—	—	(8)	(8)
Minority interests	—	—	—	19	19

Net profit/(loss)	(499)	(1,007)	1,140	(348)	(714)

4	Investments

4.1	Investment Results

	For the six months ended 30 June
		2004	2003
	Note	RMB million	RMB million
Net investment income
Fixed maturity securities		1,262	1,431
Equity securities		511	188
Term deposits and cash and cash equivalents		3,060	2,732
Investment properties		—	58
Investment in associated companies		—	16
Policy loans		—	3
Securities purchased under agreements to resell		207	653
Other investments		—	7

Subtotal		5,040	5,088
Securities sold under agreements to repurchase		(10)	(2)
Investment expense		(12)	(16)

Total		5,018	5,070

Net realised gain/(loss)
Fixed maturity securities		17	558
Equity securities		—	133
Impairment	a	(80)	—

Total		(63)	691

Net unrealised gain/(loss)
Equity securities		(723)	280

Total		(723)	280

Note a:

As of 30 June 2004, the carrying value of government bonds entrusted with the Min Fa Security Limited Company (“Min Fa Security”) for custody by the Company totalled RMB446 million. The government bonds entrusted in Min Fa Security is for custodian purpose only and not a part of asset management arrangement. In order to centralize the control over these bonds, the Company has asked Min Fa Security to transfer the custodianship. In 5 July 2004, Min Fa Security replied that the transfer could not be executed due to the internal problems of Min Fa Security but acknowledged its responsibility and agreed to implement the transfer as soon as possible. However, the fact that Min Fa Security could not execute the transfer as required indicates certain risks. As a result, the Company has made a provision of RMB80 million. The Company continues to take all necessary steps to safeguard the Company’s rights over the bonds. As of the issue date of the statement, except for the bonds with Min Fa Security, all other fixed maturity and equity securities are entrusted with AMC, the subsidiary of the Company.

4.2	Non-trading securities

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As of 30 June 2004

Government bonds	40,947	236	(3,738)	37,445
Government agency bonds	37,000	35	(684)	36,351
Corporate bonds	4,500	—	(477)	4,023

Subtotal	82,447	271	(4,899)	77,819

Equity securities
Funds	8,575	47	(548)	8,074

Total	91,022	318	(5,447)	85,893

As of 31 December 2003
Fixed maturity securities
Government bonds	40,449	424	(1,396)	39,477
Government agency bonds	27,234	39	(456)	26,817
Corporate bonds	4,508	10	(208)	4,310

Subtotal	72,191	473	(2,060)	70,604

Equity securities
Funds	5,422	135	(7)	5,550

Total	77,613	608	(2,067)	76,154

4.3	Fixed maturity securities - maturity schedule

	Amortised cost		Estimated fair value
Held-to-maturity	30 June 2004	31 December 2003	30 June 2004	31 December 2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	—	—	—	—
After one year but within five years	4,367	—	4,379	—
After five years but within ten years	13,135	—	13,117	—
After ten years	208	—	180	—

Total	17,710	—	17,676	—

	Amortised cost		Estimated fair value
Non-trading	30 June 2004	31 December 2003	30 June 2004	31 December 2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	13,281	1,652	13,250	1,642
After one year but within five years	14,431	12,949	14,536	13,087
After five years but within ten years	34,453	36,873	32,168	36,460
After ten years	20,282	20,716	17,865	19,415

Total	82,447	72,190	77,819	70,604

4.4	Term deposits

	30 June 2004	31 December 2003
	RMB million	RMB million
Maturing:
Within one year	29,127	2,349
After one year but within five years	150,927	121,443
After five years but within ten years	15,100	12,400
After ten years	1,000	1,000

Total	196,154	137,192

5	Fair value of financial instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

Cash and cash equivalents, term deposits, and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•	Fixed maturity securities: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Policy and other loans: the carrying values for policy loans approximate fair value.

•	Policyholder contract deposits and other funds: fair values are calculated by discounted cash flow projections using current market interest rates.

	Total fair value		Total carrying value
	30 June 2004	31 December 2003	30 June 2004	31 December 2003
	RMB million	RMB million	RMB million	RMB million
Fixed maturity securities	95,495	70,604	95,529	70,604
Equity securities	13,100	10,718	13,100	10,718
Term deposits	196,154	137,192	196,154	137,192
Securities purchased under agreements to resell	12,400	14,002	12,400	14,002
Policy loans	230	116	230	116
Cash and cash equivalents	22,880	42,616	22,880	42,616
Policyholder contract deposits and other funds	(183,436)	(132,998)	(206,776)	(154,731)
Securities sold under agreements to repurchase	(1,954)	(6,448)	(1,954)	(6,448)

The Group’s activities expose it to a variety of financial risks, including the effects of changes in fixed maturities and equity market prices, and interest rates. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The management provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, credit risk, and liquidity risk.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk. Interest rate risk is normally controlled through matching such liabilities with suitable assets. The limited availability of matching assets and the current regulatory constraints in the PRC mean that the Group can only mitigate interest rate risk to a certain extent. If the regulatory constraints are eased, the Group expects to be able to take action to further mitigate the risk.

Market risk

The Group’s investments include mainly securities investment funds and bonds. Among these, the prices of listed securities investment funds and bonds are determined by market forces. The Group’s policy is to hold an appropriately diversified investment portfolio as permitted by laws and regulations to reduce the risk of concentration in one specific industry or company. The Group also actively monitors the market prices of the securities.

Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due. In the normal course of business, the Group attempts to match the maturity of invested assets to the maturity of insurance liabilities.

6	Insurance reserves

Long duration contract liabilities arising from traditional life products include, depending on contract type, policyholder account balances or the present value of future benefits less present value of valuation premiums. Short duration contract liabilities relate to accident and health products of one year duration or less.

The liabilities for future life policyholder benefits have been established in accordance with the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises”. In accordance with the provisions of this standard, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognised. Currently, there is no specific standard under HK GAAP on the determination of future policyholder benefits. We have adopted the US standard as our accounting policy. These estimates are based on the following assumptions:

(i)	Interest rates are based on estimates of future yields on the Company’s investments. In determining its interest rate assumptions, the Company considers past investment experience, the current and future mix of its investment portfolio and trends in yields. Assumed interest rates in future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities. The discount rates and provision for adverse deviation used are as follows:

Policies issued	Discount Rate	Provision for adverse deviation

Prior to 2003	3.8%-5.0%	0.25%-0.5%
2003	3.65%-5.0%	0.25%-0.5%
2004	3.65%-5.0%	0.25%-0.5%

(ii)	Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life table. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, the principal regulatory authority at the time. The tables are based on policy samples drawn from 43 subsidiaries and mortality experience of these sample policies during the period 1 January 1990 to 31 December 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The per-policy costs used for 2004 were estimated to be 1.75% (2003: 1.75%; 1999-2002: 2.0%) of premiums plus a fixed per-policy expense.

Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation. A level 3.8% interest rate comprised the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the Restructuring.

Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, in accordance with the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realised Gains and Losses from the Sale of Investments”.

The amount of policyholder dividends to be paid is determined annually. Policyholder dividends include life policyholder’s share of net income and unrealised appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholder benefits and policyholder contract deposits vary according to the type of contract. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

7	Profit/(loss) before taxation

Profit/(loss) before taxation is stated after charging the following:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Staff costs
Wages and salary	1,693	1,594
Housing benefits	86	54
Contribution to the defined contribution pension plan	99	77
Depreciation - owned property, plant and equipment	417	720
Loss on disposal of property, plant and equipment	1	36
Deficit on revaluation of investment properties	—	181

8	Taxation

(a) The amount of taxation charged to the consolidated profit and loss account represents:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Current taxation:
- Enterprise income tax	102	8
Deferred taxation relating to the origination and reversal of temporary differences	853	—

Taxation charges	955	8

(b) The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Profit/(loss) before income tax expenses and minority interests	3,787	(725)
Tax computed at the statutory tax rate of 33%	1,250	(239)
Non taxable income	(407)	—
Expenses not deductible for tax purposes	112	575
Unrecognised deferred tax assets	—	(328)

Income taxes at effective tax rate	955	8

Non-taxable income includes mainly interest income from government bonds and dividends from investment funds. Expenses not deductible for tax purposes include mainly salary and wages expenses in excess to deductible amounts.

9	Profit/(loss) per share

There is no difference between basic and diluted profit/(loss) per share. The basic and diluted profit/(loss) per share for the six months ended 30 June 2004 is based on the weighted average number of 26,764,705,000 (2003: 20,000,000,000) ordinary shares in issue during the period.

For the purpose of profit/(loss) per share computations, the company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for all periods presented.

10. Significant related party transactions

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the company as of 30 June 2004:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company
China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company
Zhongbaoxin Real Estate Development Co. Ltd	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for 6 months ended 30 June 2004.

		For the six months ended 30 June 2004

	Note	RMB million
Transaction with CLIC
Policy management fee income receivable from CLIC	(i)	806
Asset management fee receivable from CLIC	(ii)	33
Property leasing expense payable to CLIC	(iii)	(63)
Transaction with AMC
Asset Management fee paid to AMC by the Company	(ii)	(56)
Transaction with Zhongbaoxin Real
Estate Development Co. Ltd
Expenditure for office building paid to Zhongbaoxin Real Estate by the Company		(77)

Note:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB8 and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period.

(ii)	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with AMC, the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, the CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. It was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

Under a separate agreement signed by CLIC and the Company on 30 September 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on 30 November 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

(iii)	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of the Group.

(c) Amounts due from/to CLIC

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest leasing, unsecured and has no fixed repayment terms.

	30 June 2004	31 December 2003
	RMB million	RMB million
Due from CLIC	812	1,668
Due to CLIC	(1)	(926)
Other liabilities due to Zhongbaoxin Real Estate Development Co. Ltd	(35)	(112)

11	Share Capital

	30 June 2004 Registered, issued and fully paid Ordinary shares of RMB1 each		31 December 2003 Registered, issued and fully paid Ordinary shares of RMB1 each
	No. of shares	RMB million	No. of shares	RMB million
Balance at beginning of period	26,764,705,000	26,765	20,000,000,000	20,000
Issue of shares (a)	—	—	6,764,705,000	6,765

Balance at end of period	26,764,705,000	26,765	26,764,705,000	26,765

(a)	Pursuant to the board resolution passed on 10 September 2003, the company completed its initial public offering as follows:

i)	Issued an aggregate of 5,882,353,000 shares of RMB1 each including an offering of 4,731,937,000 shares at HK$3.59 per share on The Stock Exchange of Hong Kong Limited (“HKSE”) (excluding the brokerage fee and HKSE transaction levy) and an offering of 28,760,400 American Depositary Shares (“ADSs”, each representing 40 shares) at US$18.68 on the New York Stock Exchange Inc., on 18 December 2003.

ii)	Issued 882,352,000 shares of RMB1 each at HK$3.625 per share by way of a placing among professional and institutional investors on 22 December 2003, upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned initial public offering of shares, net of direct listing expenses amounted to approximately RMB24,707 million. The resulting share premium amounted to approximately RMB17,942 million.

12	Contingencies

The following is a summary of the significant contingent liabilities:

	30 June 2004	31 December 2003
	RMB million	RMB million
Pending lawsuits (a)	29	45

(a)	The Company has been named in some lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Company on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes the probability of loss is remote.

(b)	As of 27 August 2004, nine complaints had been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws by the Company and certain of its officers and directors in connection with an alleged failure to disclose that the National Audit Office of China was conducting an audit of the predecessor of the Company’s holding company, China Life Insurance Company, and to disclose the matters addressed in the resulting audit report. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorney’s fees. Those complaints have been consolidated by the court. The Company has engaged U.S. counsel to contest these actions vigorously on behalf of the Company. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

13	Commitments

(a)	Capital commitments

	30 June 2004	31 December 2003
	RMB million	RMB million
Acquisition of property, plant and equipment	153	239

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	30 June 2004	31 December 2003
	RMB million	RMB million
Land and buildings
Not later than one year	335	335
Later than one year but not later than five years	168	670

The operating lease payments charged to the profit and loss account for the six months ended 30 June 2004 was RMB190 million (2003: RMB139 million).

Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”)

The consolidated financial statements of the Group have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Impacts of the differences between HK GAAP and US GAAP on the consolidated profit and loss account are described below.

The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP for the six-month period ended 30 June 2003 and 2004 are as follows:

	Six-months ended 30 June
	2004	2003
	RMB million	RMB million
Net profit/(loss) under HK GAAP	2,812	(714)
US GAAP adjustments	—
Depreciation of investment properties	—	(23)
Deficit on revaluation of investment properties	—	181

Net profit/(loss) under US GAAP	2,812	(556)

Investment Properties

Under HK GAAP, investment properties are valued on an open market value basis. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation and accumulated impairment loss. Cost of investment properties, less residual value, is depreciated using a straight-line method over its estimated useful life.

During 2003, there was a deficit on revaluation of investment properties totalling RMB181 million charged to the consolidated profit and loss account under HK GAAP. As at 30 September 2003, all investment properties were retained by CLIC and derecognised from the Group’s consolidated balance sheet as a result of the Restructuring. The accumulated depreciation and revaluation deficit related to the investment properties were also retained by CLIC and no longer constituted a GAAP difference to the Company’s shareholder’s equity.

Directors’ and Supervisors’ interests in shares of the Company

During the reporting period, none of the Directors or Supervisors had any interests in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong (the “SFO”)) that were required to be recorded in the register of the Company pursuant to Section 352 of the SFO or which had to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Substantial shareholders of the Company and persons who have an interest or short position discloseable under Divisions 2 and 3 of Part XV of the SFO

As at 30 June 2004, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests in the share capital of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Long Positions No. of Domestic Shares	Percentage of total number of Domestic Shares in issue
China Life Insurance (Group) Company	Beneficial owner	19,323,530,000	100%

Name of Substantial Shareholders	Capacity	Long Positions No. of H Shares	Percentage of total number of H Shares in issue
Li Ka-shing (Note 1)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%
Li Ka-Shing Unity Trustee Company Limited (Note 1)	Trustee	428,358,620	5.76%

Li Ka-Shing Unity Trustee Corporation Limited (Note 1)	Trustee & beneficiary of trust	428,358,620	5.76%

Li Ka-Shing Unity Trustcorp Limited (Note 1)	Trustee & beneficiary of trust	428,358,620	5.76%

Cheung Kong (Holdings) Limited (Note 1)	Interest of controlled corporations	428,358,620	5.76%

Lee Shau Kee (Note 2)	Founder of discretionary trusts & interest of controlled corporations	428,358,620	5.76%

Rimmer (Cayman) Limited (Note 2)	Trustee	428,358,620	5.76%

Riddick (Cayman) Limited (Note 2)	Trustee	428,358,620	5.76%

Hopkins (Cayman) Limited (Note 2)	Interest of controlled corporations	428,358,620	5.76%

Name of Substantial Shareholders	Capacity	Long Positions No. of H Shares	Percentage of total number of H Shares in issue
Henderson Development Limited (Note 2)	Interest of controlled corporations	428,358,620	5.76%
Richbo Investment Limited (Note 2)	Beneficial owner	428,358,620	5.76%

Note 1:

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Mitcham Resources Limited (“Mitcham”) and Hutchison International Limited (“HIL”) in the following proportion:

Name of Corporations	No. of H Shares
HIL	214,179,310
Mitcham	214,179,310

HIL is a wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”). Certain subsidiaries of Cheung Kong (Holdings) Limited (“CKH”) in turn together hold one-third or more of the issued share capital of HWL.

Mitcham is a wholly-owned subsidiary of Cheung Kong Investment Company Limited which in turn is a wholly owned subsidiary of CKH.

Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited (“TUT1”). TUT1 as trustee of The Li Ka-Shing Unity Trust, together with certain companies which TUT1 as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, TUT1, TDT1, TDT2 and CKH is deemed to be interested in the 214,179,310 H Shares of the Company and another 214,179,310 H Shares of the Company held by HIL and Mitcham respectively.

Note 2:

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H Shares are held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Henderson Development Limited (“HDL”). Hopkins (Cayman) Limited (“Hopkins”) as trustee of a unit trust (the “Unit Trust”) owns all the issued ordinary shares of HDL. Rimmer (Cayman) Limited (“Rimmer”) and Riddick (Cayman) Limited (“Riddick”), as trustee of respective discretionary trusts, hold units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick are owned by Mr. Lee Shau Kee. Accordingly, each of Mr. Lee Shau Kee, HDL, Hopkins, Rimmer, Riddick, and Richbo is taken to have an interest in these 428,358,620 H Shares under the SFO.

Save as disclosed above, the Company is not aware of any other person having any interests or short positions (other than the Directors, Supervisors and chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO.

Purchase, sale or redemption of the Company’s shares

During the six months ended 30 June 2004, the Company has not purchased, sold or redeemed any of its shares.

Code of Best Practice

None of the Directors of the Company was aware of any information that would be sufficient to reasonably show that the Company was not in compliance with the Code of Best Practice of Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at any time during the six months ended 30 June 2004.